DEFENSE INDUSTRIES
                                                             INTERNATIONAL, INC.
                                                                   P.O.Box 10370
                                                      Petach Tikva, 49003 ISRAEL
                                                            Tel: ++972-3-7168383
                                                            Fax: ++972-3-7168484

--------------------------------------------------------------------------------


                                                     April 26, 2010

VIA EDGAR
---------

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                  Re:      Defense Industries International, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009
                           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
                           Filed March 29, 2010

                           Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010
                           File No. 0-30105
                           ----------------

Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Defense Industries International, Inc. (the "Company"), dated April 7, 2010, (the "Comment Letter"), with respect to the above-referenced filings of the Company. We have repeated the numbered comments below and have provided a response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2008
-------------------------------------------------

Signatures, page 39
-------------------


     1. The report must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer and by at least a majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Please confirm to us that Meira Postbinder, Tsippy Moldovan or another individual that signed on behalf of the registrant also serves as your controller or principal accounting officer. If so, please indicate each capacity in which he or she signs the report in future filings. Otherwise, please file a complete amendment with the required signatures, and also amend Form 10-K filed March 31, 2010 to include the required signatures. The amendments should address the comments below and include the certifications required by Item 601(b)(31) of

         Regulation S-K. Refer to General Instruction D of Form 10-K. and Exchange Act Rule 12b-15.

Response:
---------

We have revised the signature pages of Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-K for Fiscal Year Ended December 31, 2009 to indicate that Tsippy Moldovan is signing the reports as the chief financial and principal accounting officer of the Company.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
--------------------------------------------------------------------

Item 9A(T) Controls and Procedures, page 6
------------------------------------------
Disclosure Controls and Procedures, page 6
------------------------------------------

     2. We note your disclosure in the second paragraph that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective (1) to provide reasonable assurance that information required to be disclosed by you in the reports filed or submitted under the Securities Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) to provide reasonable assurance that information required to be disclosed by you in such reports is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure. As such, please revise your disclosure in the first paragraph to state clearly, if true, that your disclosures controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In the alternative, please remove the reference to the level of assurance from your conclusion.

Response:
---------

We have revised the language in Item 9A(T) of Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-K for Fiscal Year Ended December 31, 2009 to reflect the comments of the Staff..

Exhibits 31.1 and 31.2
----------------------

     3. The certifications required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In this regard, paragraph 4(c) of the required certification is also presented as paragraph 4(b) and paragraph 4(b) of the required certification is omitted. Please revise to conform to the certification in Item 601(b)(31) of Regulation S-K. In the event you do not have to file a complete amendment in response to comment one above, please file an abbreviated amendment that consists of a cover page, explanatory note, Item 9A(T), signature page and paragraphs 1, 2, 4 and 5 of the certifications.

         In addition, we note that Form 10-K filed March 31, 2010 includes similar certifications. Please also amend that filing as appropriate.

Response:
---------

The certifications in Exhibits 31.1 and 31.2 have been revised to correct the omission of paragraph 4(b) and the duplication of paragraph 4(c) in Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-K for Fiscal Year Ended December 31, 2009.

Please be advised that in connection with this response letter we acknowledge that:

          o    we  are   responsible  for  the  adequacy  and  accuracy  of  the
               disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at +972-3-7168383 if you have any further questions.



                                                     Very truly yours,

                                                     /s/Uri Nissani
                                                     Uri Nissani
                                                     Chief Executive Officer